                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
        / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              CITIGROUP 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                              CITIGROUP 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2002 AND 2001

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                              CITIGROUP 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2002 AND 2001

                                TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
Independent Auditors' Report                                                                                 1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       as of December 31, 2002 and 2001                                                                      2

    Statements of Changes in Net Assets Available for Plan Benefits
       for the Years Ended December 31, 2002 and 2001                                                        3

    Notes to Financial Statements                                                                            4

Supplemental Schedules:*

Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                  18
    -December 31, 2002

Schedule II - Schedule H, Line 4j - Schedule of Reportable Transactions                                      24
  -For the Year ended December 31, 2002

*Schedules required by Form 5500 which are not applicable have been omitted.

                          INDEPENDENT AUDITORS' REPORT

To the Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citigroup 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Citigroup 401(k) Plan as of December 31, 2002 and 2001, and changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i-Schedule of Assets (held at end of year) - December 31, 2002, and Schedule H, Line 4j-Schedule of Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

New York, New York
June 27, 2003

                             CITIGROUP 401(k) PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2002 AND 2001

                                                                2002                 2001
                                                           --------------      --------------
ASSETS

Investments                                                $8,361,262,919      11,395,989,112
Receivables:
    Dividends and Other                                        21,873,985          11,622,001
    Employer Contributions                                     57,864,950          65,954,509
    Employee Contributions                                             --           3,113,705

    Receivable for Investments Sold but not Delivered                  --          13,124,330
    Due from European American Bank
      Profit Sharing & Savings Plan                                    --          84,744,132
                                                           --------------      --------------
          Total Receivables                                    79,738,935         178,558,677
                                                           --------------      --------------
          TOTAL ASSETS                                      8,441,001,854      11,574,547,789

LIABILITIES

Payable for Investments Purchased but not Received              4,183,799                  --
Administrative Fees Payable                                     2,542,795           2,340,629
                                                           --------------      --------------
          TOTAL LIABILITIES                                     6,726,594           2,340,629
                                                           --------------      --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $8,434,275,260      11,572,207,160
                                                           ==============      ==============


See accompanying notes to financial statements.
                                        2

                              CITIGROUP 401(k) PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                      2002                  2001
                                                                ----------------       ---------------
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTABLE TO:

Investment Activity:
    Dividends                                                   $     83,020,156           101,566,373
    Interest                                                         123,972,337           115,884,241
    Net Depreciation in Fair Value of Investments                 (2,190,369,228)         (613,264,668)
                                                                ----------------       ---------------
                Net Investment Loss                               (1,983,376,735)         (395,814,054)
                                                                ----------------       ---------------
    Contributions:
          Participants                                               495,359,639           351,715,336
          Employer                                                    57,864,950            41,232,053
                                                                ----------------       ---------------
                Total Contributions                                  553,224,589           392,947,389
                                                                ----------------       ---------------
    Distributions:
          Distributions to Participants                             (660,376,242)         (518,429,820)
          Trustee/Administrative Expenses                             (6,532,827)           (6,860,409)
                                                                ----------------       ---------------
                Total Distributions                                 (666,909,069)         (525,290,229)
                                                                ----------------       ---------------
Net Decrease in Net Assets Available for Plan Benefits            (2,097,061,215)         (528,156,894)
                                                                ----------------       ---------------
Net Assets Available for Plan Benefits
BEGINNING OF YEAR                                                 11,572,207,160         7,246,481,651
                                                                ----------------       ---------------
Transfers in from other Plans                                          4,079,276         4,853,882,403
Transfer out to other Plan                                        (1,044,949,961)                   --
                                                                ----------------       ---------------
END OF YEAR                                                     $  8,434,275,260        11,572,207,160
                                                                ================       ===============

See accompanying notes to financial statements.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(1)      PLAN DESCRIPTION

       The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Citigroup 401(k) Plan Document for more complete information.

       The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       On March 27, 2002, Travelers Property Casualty Corp. (TPC), previously a wholly owned subsidiary of Citigroup Inc. (the Company), sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (IPO). On August 20, 2002, the Company distributed to its shareholders an additional 66.9% of TPC shares previously owned, in a tax-free distribution. Citigroup Inc.'s distribution of TPC was treated as a dividend to shareholders for accounting purposes.

       Effective August 22, 2002, TPC and its subsidiaries (collectively, TAP) ceased to be participating employers in the Citigroup 401(k) Plan. Effective August 23, 2002, the account balances of active employees of TPC who were employed as of August 20, 2002 were transferred to a tax-qualified defined contribution plan adopted by TAP in accordance with the terms of the intercompany agreement dated March 26, 2002 by TPC, the Travelers Insurance Company, and the Company.

       In 2002, the participant loans of European American Bank Profit Sharing and Savings Plan and Trust (EAB) and the participant loans of Copelco Capital were transferred into the Plan. These transfers totaled $4,079,276.

       Effective January 1, 2001, AST Stock Plan, Inc. 401(k) Plan was merged into Travelers Group 401(k) Savings Plan in the amount of $394,297. Effective July 1, 2001, Travelers Group 401(k) Savings Plan was renamed Citigroup 401(k) Plan. Also effective July 1, 2001, the following plans were merged into the Plan: Citibuilder 401(k) Plan, Associates Savings and Profit Sharing Plan, Savings and Investment Plan for Associates of Wellspring Resources (part of CitiStreet), CitiStreet's portion of the State Street Salary Savings Plan, Geneva Companies 401(k) Savings Plan and Geneva Group Inc. Employee Stock Ownership Plan, in the amounts of $4,069,510,696, $619,643,848, $10,283,683, $24,967,284, $10,584,595, and
       $27,409,194 respectively. The Arcadia Financial Ltd. 401(k) Plan was merged into the Plan effective October 1, 2001 in the amount of $6,344,674. Effective December 31, 2001, EAB was merged into the Plan. Plan assets of $84,744,132 was received by the Plan on January 3, 2002.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       The Plan covers all eligible employees previously covered under the former Travelers Group 401(k) Savings Plan, Citibuilder 401(k) Plan, Associates Savings and Profit Sharing Plan, Savings and Investment Plan for Associates of Wellspring Resources, State Street Salary Savings Plan, Geneva Companies 401(k) Savings Plan, Geneva Group Inc. Employee Stock Ownership Plan, Arcadia Financial Ltd. 401(k) Plan, AST Stock Plan, Inc. 401(k) Plan, EAB, California Federal Employees' Investment Plan (CalFed) and eligible employees of subsidiaries and affiliates of Citigroup Inc. (the Company). The Plan is administered by the Plans Administration Committee of Citigroup Inc., and the Plan sponsor is the Company.

       (A)    EMPLOYEE CONTRIBUTIONS

              An eligible employee generally includes employees performing services for the Company and participating subsidiaries, as defined in the Plan Document. The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. Eligible employees may elect to have a portion of their regular pay, including overtime, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount from 1% to 50% of their eligible pay for 2002 and from 1% to 20% of their eligible pay beginning in 2001 (subject to a statutory limitation of $11,000 for 2002 and $10,500 for 2001) as pre-tax
              contributions.

              In Plan Year 2002, Catch-Up contributions are also permitted for participants who have attained age 50 in accordance with section 414(v) of the Internal Revenue Code up to $1,000 in 2002, bringing those participants' statutory limitation for 2002 to $12,000.

       (B)    EMPLOYER CONTRIBUTIONS

              Effective January 1, 2002, due to a change in plan provisions, Company Matching Contributions replaced Special Company Contributions, 5% discount on Citigroup Common Stock Funds and Citibuilder Company Contributions. Aetna Supplemental Contribution remains in effect until eligible employees terminate employment, retire, or die.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

 COMPANY MATCHING CONTRIBUTIONS

If the participant is an eligible employee whose qualifying compensation is $100,000 or less, and has been employed for a minimum period (generally one year for full-time employees), the participant will be eligible for Company Matching Contributions. Participants must contribute to receive Company Matching Contributions. The maximum Company Matching Contributions are the lesser of $1,500 or 3% of eligible pay, as shown on the following chart:

  CITIGROUP 401(k) PLAN COMPANY MATCHING CONTRIBUTIONS FOR 2002 TO BE PAID TO
                              PARTICIPANTS IN 2003



                                       For each $1 contributed
  If qualifying compensation for       by the participant, the
  the prior year is:                  Company will contribute:        To a maximum of:
  ------------------                  ------------------------        ----------------
  $0 to $50,000                                     $3                  The lesser of 3% of
  $50,000.01 - $75,000                              $2                  eligible pay or
  $75,000.01 - $100,000                             $1                  $1,500 annually
  Greater than $100,000               No matching contribution
                                      will be made.



 AETNA SUPPLEMENTAL CONTRIBUTION

This employer contribution is a supplement to the former Travelers Group 401(k) Savings and Pension Plans. Aetna Supplemental Contribution was set up as a part of the April 2, 1996, merger agreement between TPC and Aetna Casualty & Surety Company (Aetna). This agreement provides a fixed annual contribution into the former Travelers Group 401(k) Savings and Pension Plans to all eligible employees by the Company.

Eligible employees are those employees who participated in the Retirement Plan for Employees of Aetna Life & Casualty Company as of April 2, 1996, and transferred from Aetna to TPC, but did not transfer back to Aetna prior to January 1, 1997. Additionally, employees who were continuously employed by Aetna immediately prior to and after April 2, 1996, and then transferred to TPC between April 3 and December 31, 1996, are also eligible. Notwithstanding the foregoing, employees who ceased to be employed by a participating employer of the Plan by reason of a spin-off of the TPC Classes A and B Common Stock from the Company are not eligible for an Aetna Supplemental Contribution under the Plan.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

The following is a description of the three types of employer contributions that applied to the Plan year ended December 31, 2001 (2001 Plan Year):

SPECIAL COMPANY CONTRIBUTIONS

For the 2001 Plan Year, the Company contributed $350 for each full-time eligible employee earning $40,000 or less per annum who was employed by the Company at December 31, 2001 and had at least one year of service. In addition, in the 2001 Plan Year, the Company contributed $175 for each part-time eligible employee employed by the Company as of December 31, 2001 and had at least one year of service, who was eligible to participate in the Plan on December 31, 2000, and who earned an hourly rate of less than or equal to $20 per hour as of December 31, 2001. Employees of Citibank, N.A., Citigroup Corporate (excluding the Citigroup Investment Group) and the CitiStreet LLC (CitiStreet) Total Benefits Outsourcing (TBO) and Institutional Division (ID) groups were not eligible for Special Company Contributions.

The Company's employees earning more than $40,000 per annum were not eligible to receive Special Company Contributions. Additionally, employees employed as retail financial consultants at a domestic office of Salomon Smith Barney within the United States or the Commonwealth of Puerto Rico were not eligible to receive Special Company Contributions.

5% DISCOUNT ON CITIGROUP COMMON STOCK FUNDS

For the 2001 Plan Year, the Company made contributions on behalf of eligible participants who elected to have pre-tax contributions invested in the Citigroup Common Stock Fund by having such contributions invested at a 5% discount from the fair value of such stock. Employees of Citibank, Citigroup Corporate (excluding the Citigroup Investment Group), and the CitiStreet LLC TBO and ID groups were not eligible for the 5% discount.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


CITIBUILDER COMPANY CONTRIBUTIONS

For the 2001 Plan Year, the Company provided a contribution to the Citigroup Common Stock Fund on behalf of eligible participants as defined in the Plan Document on the basis of their total compensation as defined by the Plan. Participants credited with at least one year of service and employed on December 31, 2001, received Citibuilder Company Contributions as shown on the following chart:

 IF THEIR ELIGIBLE PAY WAS:             % OF ELIGIBLE PAY
 --------------------------             -----------------
  Up to $49,999.99                       3%
 $50,000-$99,999.99                     Up to 3%.
                                        For each $1 participants
                                        contributed, the Company
                                        contributed $1, up to 3% of
                                        their eligible pay.

 $100,000-$249,999.99                   Up to 2% (on eligible pay of up to $170,000).
                                        For each $1 participants contributed, the
                                        Company contributed 50 cents, up to 2%
                                        of their eligible pay.

 $250,000 and above                     There was no Citibuilder Company Contributions.

       Eligible employees for the Citibuilder Company Contribution were:

       - Citibank or Citigroup Corporate (excluding Citigroup Investment Group Division and subsidiaries);

       -      TBO Division of CitiStreet LLC;

       -      ID of CitiStreet LLC; and

       -      Associates First Capital Corp. and Subsidiaries.


(C)    VESTING

       The rights of a participant to his or her own pre-tax contributions and any earnings thereon are at all times fully vested and non-forfeitable.

       Company Matching Contributions are subject to a three-year cliff vesting schedule, where contributions become 100% vested after three years of service and do not vest prior to such date.

       Exceptions to this three year vesting schedule are:

       - Citibank N. A. employees as of December 31, 1998, who are fully vested.

       - Copelco Capital employees as of May 16, 2000, who are fully vested.

       - CitiStreet ID employees as of December 31, 2000, who are fully vested after one year of service.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       - Associates Savings and Profit Sharing participants as of December 31, 2000, or Zales employees as of March 8, 2001, who are fully vested over a five-year period at the rate of 20% per year of service.

For the years ended December 31, 2002, and 2001, gross employer contributions of $59.0 million and $77.5 million, were reduced by forfeitures of $1.2 million and $11.6 million, respectively, resulting in net employer contributions of $57.8 million and $65.9 million, respectively.

Effective July 1, 2001, the Citibuilder 401(k) Plan and the Associates Savings and Profit Sharing Plan were merged into the Plan. Included in those transfers were six months of Employer Contributions receivable, totaling $28.7 million, which were paid in 2002.

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(D) FUND TRANSFERS AND ALLOCATION OF CONTRIBUTIONS

Participants may elect to divide their contributions among the investment fund options in whole increments divisible by 1%. Any before-tax contributions, Special Company Contributions, and other employer contributions, which receive the 5% discount and are invested in the Citigroup Common Stock Fund, may not be transferred out of that fund during the calendar year in which they are deposited into the participant's account, unless the participant is age 55.

Citibuilder Company Contribution and the Company Matching Contribution made to the participant's account must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction does not apply, and the participant can transfer the contribution made five years earlier into any of the available investment options at that time. The five-year restriction does not apply once the participant reaches age 55.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

       A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

(E)    INVESTMENTS

       Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

       In connection with the TPC spin off, two stock funds, TAP A Stock Fund and TAP B Stock Fund were added as investment choices to the Plan.

       Participants are permitted to transfer funds from TAP Stock Funds to the Citigroup Common Stock Fund. Participants are also permitted to transfer funds from the TAP funds to other funds. However, participants are not allowed to transfer amounts into either TAP A Stock Fund or TAP B Stock Fund from any other investment choices.

       Effective August 22, 2003, TAP A Stock Fund and TAP B Stock Fund will be eliminated, with any participant investments remaining in the TAP funds being transferred to the Citi Institutional Liquid Reserve Fund.

(F)    ROLLOVER AND TRANSFER CONTRIBUTIONS

       The Plan permits participants to have their interests in other qualified profit-sharing plans transferred to the Plan or to make rollover contributions into the Plan from an individual retirement account (or similar arrangement). Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(G)    LOANS

       Subject to the Plan's provisions and the requirements contained within ERISA and the Internal Revenue Code of 1986, as amended (the Code), participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made, for a minimum amount of $1,000, the maximum of which would be 50% of the participant's vested account balance, up to $50,000, less the highest outstanding loan balance in the last twelve months.

       Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan terms range from 1 to 5 years for general purpose loans or up to 20 years for the purchase of a primary residence.

(H)    WITHDRAWALS

       Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her contributions account if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or a certain portion of the value of his or her account in the event of demonstrated financial hardship, subject to the Plan's provisions.

       Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund, the American Express Common Stock Fund (which was eliminated from the Plan in April 2003), and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant.

       Fractional shares and withdrawals from other funds are paid in cash.

(I)    DISTRIBUTIONS

       A participant, after leaving the Company, can have the total of his or her account distributed in a lump-sum payment, or if the vested account balance is greater than $5,000, in installments or annuities.

       Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant.

       Fractional shares and distributions from other funds are paid in cash.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    ACCOUNTING METHOD

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (B)    RECLASSIFICATIONS

              Certain reclassifications were recorded to prior year amounts to conform to current year presentation.

       (C)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Plan investments are stated at fair value, except for short-term money market investments and participant loans, which are valued at cost plus interest received which approximates fair value. Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

              The shares of common stock held by the Citigroup Common Stock Fund, the American Express Common Stock Fund, the State Street Common Stock Fund and the TPC Class A and Class B Common Stock Funds are valued at the last reported sale price on the New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund.

              U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations. Guaranteed Investment Contracts and Guaranteed Annuity Contracts are currently valued at cost, which approximates fair market value. The Universal Life Insurance Contract is carried at contract value, which approximates fair value as reported to the Plan by TransAmerica Assurance Company. Participant loans are valued at cost, which approximates fair market value.

              Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (D)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

       (E)    USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates.

       (F)    MARKET RISK

              The Plan offers a number of investment options including Citigroup Common Stock, American Express Common Stock, State Street Common Stock, TPC Common Stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect the changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

       (G)    CREDIT RISK

              The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirty-one participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, American Express Common Stock Fund, State Street Common Stock Fund, and TPC Common Stock Funds, which primarily invest in securities of a single issuer.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(3)   INVESTMENTS

      A summary of the Plan's investments as of December 31, 2002 and 2001 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified:

                                                                                   2002                   2001
                                                                              --------------         --------------
      Investments at fair value as determined by quoted market prices:
        Citigroup Common Stock                                                $3,182,175,571*         5,429,834,737*
        Other Common Stock                                                       259,512,700            129,075,960
        U.S. Government and Agency Obligations                                   142,925,604            116,414,293
        Corporate Bonds                                                           98,235,396             78,040,108
        Foreign Bonds                                                              8,063,816              5,474,575
        Delaware Bankers Trust Index 500 Fund                                    586,396,237*                    --
        S&P 500 Index Fund                                                                --            849,845,507*
        Other Mutual and Comingled Funds                                       2,414,012,041          3,041,561,314
                                                                              --------------         --------------
                                                                               6,691,321,365          9,650,246,494
                                                                              --------------         --------------
       Investments at Contract Value

        Short Term Investment Fund                                                72,875,035             54,736,805
        Guaranteed Investment Contracts                                          968,965,862          1,233,215,210
        Travelers Life Insurance GR8                                             424,269,972*           220,752,172
        Other Insurance Contracts                                                     88,299                 85,451
        Participant Loans                                                        203,742,386            236,952,980
                                                                              --------------         --------------
                                                                               1,669,941,554          1,745,742,618
                                                                              --------------         --------------
       Total Investments                                                      $8,361,262,919         11,395,989,112
                                                                              ==============         ==============

      * These investments represent 5% or more of the Plan's net assets.

      The crediting rates for Guaranteed Investment Contracts as of December 31, 2002, and December 31, 2001, ranged from 3.35% to 7.35% and from 5.75% to 7.31%, respectively.

      At December 31, 2002, included in investments are $27.2 million of Guaranteed Investment Contracts related to Qualified Voluntary Employee Contributions, that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants.

      In connection with acquisitions made by the Company or a predecessor company, the Plan's investments at December 31, 2002 also include $98.0 million of American Express Common Stock, $8.9 million of State Street Common Stock, and $305.1 million in six investment funds that are frozen to new contributions and participants.

      During the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $2.19 billion and $0.62 billion respectively, as follows:

                                               2002                    2001
                                         ---------------         ---------------
      Common stock                       $(1,421,942,146)           (119,003,560)
      Mutual and commingled funds           (781,143,602)           (448,770,197)
      Bonds                                   12,716,520             (45,490,911)
                                         ---------------         ---------------
                                         $(2,190,369,228)           (613,264,668)
                                         ===============         ===============

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(4)   NON - PARTICIPANT DIRECTED INVESTMENTS

      Citibuilder Company Contributions and Company Matching Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and its earnings can be transferred to any of the available investment options.

      This five-year restriction also lapses when the participant reaches age
      55. Once a participant is vested in his or her contributions, the funds are non-forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

      Information about the net assets and significant components of the changes in net assets relating to non-participant directed investments is as follows:

                                                                 DECEMBER 31,
                                                     -------------------------------------
                                                          2002                   2001
                                                     --------------         --------------
      Net Assets:
         Common Stock                                  $424,775,011            993,995,001
         Employer Contributions Receivable              $57,864,950             65,954,509


                                                            YEAR ENDED DECEMBER 31,
                                                     -------------------------------------
                                                          2002                   2001
                                                     --------------         --------------
      Changes in Net Assets:
         Employer Contributions, net of                 $57,864,950             65,954,509
               Forfeitures
         Investment Income                            $(265,675,818)           (31,377,899)
         Transfers In From Other Plans                $                      1,045,757,594
         Transfer Out to Other Plan                   $(180,278,894)                    --
         Transfer to Unrestricted Investments         $(153,846,202)                    --
         Benefits Paid                                 $(35,373,585)           (20,384,694)

(5)   TAX STATUS

      The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and that therefore, the Plan qualifies as tax-exempt under Section 501(c)(3) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

(6)   RELATED PARTY TRANSACTIONS (PARTIES IN INTEREST)

      Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

      Certain Plan investments are shares of registered investment companies (mutual funds, stock funds and investment contracts) that are valued by Mutual Management Corporation, a subsidiary of Salomon Smith Barney Holdings, Inc., and Salomon Brothers Asset Management, Inc. Both are subsidiaries of the Company.

      Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street), and common stock issued by State Street. State Street is the custodian of the Plan's assets.

      Travelers Life and Annuity Company provides investment contracts for the Plan. Travelers Life and Annuity Company is a wholly owned indirect subsidiary of the Company.

      At December 31, 2002, Citibank, N.A. was Trustee for the Plan's related trust. Citibank, N.A., is an indirect wholly owned subsidiary of the Company.

      On April 4, 2000, the Company and State Street Corporation announced the formation of CitiStreet, a joint venture. CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. Effective July 2, 2001, CitiStreet began managing the administration and recordkeeping for the Plan.

(7)   SUBSEQUENT EVENTS

      Effective November 6, 2002, the Company acquired California Federal Bank and Calfed in connection with its acquisition of Golden State Bancorp and its subsidiaries. Effective November 13, 2002, California Federal Bank was merged with and into Citibank (West), FSB, and California Federal Bank became the successor sponsor of Calfed by reason of such merger. Calfed participants were transferred into the Plan, effective December 31, 2002, and Calfed net assets of $230,788,381 were transferred on February 3, 2003 into the Plan.

                              CITIGROUP 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

      Effective April 21, 2003, four new funds were added to the Plan as part of its investment options. Consequently, funds with duplicate objectives were eliminated from the Plan. The four funds that were added to the Plan are:

            1.    Citi Institutional Liquid Reserves Fund

            2.    Smith Barney Fundamental Value Fund

            3.    Smith Barney Small Cap Value Fund

            4.    Wasatch Small Cap Growth Fund


      On April 21, 2003, the ten funds listed in the left column below were eliminated. Balances that remained in these funds were automatically transferred to the corresponding funds listed in the right column below:


      BALANCES IN ANY OF THESE FUNDS:                                  WERE AUTOMATICALLY TRANSFERRED TO THESE FUNDS:
      -  Smith Barney Money Funds Cash Portfolio Fund                  -  Citi Institutional Liquid Reserves Fund

      -  Smith Barney Diversified Strategic Income Fund                -  Fixed-Income Securities Fund

      -  Smith Barney Large Cap Value Fund                             -  Salomon Brothers Investors Value Fund

      -  Smith Barney International All Cap Growth Fund                -  EuroPacific Growth Fund

      -  Van Kampen American Capital Emerging Growth Fund              -  Smith Barney Aggressive Growth Fund

      -  Van Kampen American Capital Enterprise Fund                   -  Smith Barney Large Cap Growth Fund

      -  Van Kampen American Capital Comstock Fund                     -  Smith Barney Fundamental Value Fund

      -  Van Kampen American Capital Government Securities Fund        -  Smith Barney Government Securities Fund

      -  Salomon Brothers Institutional Money Market Fund              -  Citi Institutional Liquid Reserves Fund

      -  American Express Common Stock Fund                            -  Citi Institutional Liquid Reserves Fund


                                                                      SCHEDULE 1

                              CITIGROUP 401(k) PLAN
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002



IDENTITY OF ISSUE                                                   MATURITY        NUMBER OF                         MARKET VALUE
STATE STREET BANK                                      RATE           DATE            SHARES           COST             12/31/02
------------------------------------------------------------------------------------------------------------------------------------
*State Street Bank Short-Term Investment Fund          1.346%     12/31/2030        72,875,035     $   72,875,035     $   72,875,035

COMMON STOCK

*Citigroup Inc.                                                                     90,428,405      1,434,670,491      3,182,175,571
American Express Co.                                                                 2,771,461         22,293,632         97,971,146
*State Street Corporation                                                              229,462          4,086,151          8,949,018
*Travelers Property Casualty Corporation Class B                                     3,425,354         59,630,491         50,181,438
*Travelers Property Casualty Corporation Class A                                     6,990,519        131,001,965        102,411,098
                                                                                                   --------------     --------------
                                                                                                    1,651,682,730      3,441,688,271
                                                                                                   ==============     ==============
U.S. GOVERNMENT AND AGENCY OBLIGATIONS

Federal Home Loan Banks                                6.250%      8/13/2004          2,399,097         2,478,555         2,567,314
Federal Home Loan Mortgage Corp.                       5.500%     12/31/2099          5,997,743         6,143,937         6,215,161
Federal Home Loan Mortgage Corp.                       6.875%      1/15/2005          8,496,802         9,246,811         9,350,025
Federal Home Loan Mortgage Corp.                       6.250%      7/15/2004          7,996,990         8,543,659         8,566,560
Federal Home Loan Mortgage Corp.                       6.000%      6/15/2011          3,798,570         4,237,985         4,302,295
Federal Home Loan Mortgage Corp.                       5.500%      7/15/2006         16,793,679        18,322,260        18,460,687
Federal National Mortgage Association                  6.500%      11/1/2012             97,889            98,500           103,766
Federal National Mortgage Association                  6.500%      11/1/2012            148,412           149,340           157,323
Federal National Mortgage Association                  6.500%       8/1/2012             14,751            14,861            15,658
Federal National Mortgage Association                  6.500%      12/1/2012            386,989           389,408           410,225
Federal National Mortgage Association                  5.125%      2/13/2004          6,697,479         6,898,989         6,977,956
Federal National Mortgage Association                  6.375%      6/15/2009          1,299,511         1,373,949         1,503,673
Federal National Mortgage Association                  6.000%      5/15/2008          1,629,387         1,695,440         1,845,632
Federal National Mortgage Association                  7.000%      7/15/2005         10,421,078        11,129,523        11,683,383
Federal National Mortgage Association                  7.500%      2/25/2029          2,268,044         2,348,844         2,340,244
United States Treasury Notes                           6.500%      2/15/2010          4,658,247         5,119,543         5,568,058
United States Treasury Notes                           5.625%      2/15/2006          1,144,569         1,218,943         1,267,432
United States Treasury Notes                           6.625%      5/15/2007          9,156,554        10,020,453        10,688,134
United States Treasury Notes                           6.125%      8/15/2007          3,258,773         3,579,933         3,747,335
United States Treasury Notes                           5.625%      5/15/2008          5,497,931         6,101,543         6,237,573
United States Treasury Notes                           5.750%      8/15/2003          1,624,389         1,672,070         1,669,758
United States Treasury Notes                           7.875%     11/15/2004          8,666,738         9,604,344         9,677,973
United States Treasury Notes                           5.250%      5/15/2004          4,798,194         4,913,029         5,054,034
United States Treasury Notes                           6.500%     10/15/2006          7,022,357         7,937,189         8,065,837
United States Treasury Notes                           5.750%      8/15/2010          3,348,740         3,521,985         3,850,267
United States Treasury Notes                           5.750%     11/15/2005          2,499,059         2,737,153         2,762,535
United States Treasury Notes                           5.000%      8/15/2011          7,697,103         8,073,434         8,440,351
United States Treasury Bills                           0.001%      3/20/2003          1,399,859         1,395,701         1,396,415
                                                                                                     ------------      ------------
                                                                                                      138,967,381       142,925,604
                                                                                                     ------------      ------------

                             CITIGROUP 401(k) PLAN                    SCHEDULE 1

          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2002

IDENTITY OF ISSUE                                                   MATURITY         NUMBER OF                        MARKET VALUE
STATE STREET BANK                                      RATE           DATE             SHARES          COST             12/31/02
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS

Alcoa Inc.                                             5.875%       6/1/2006            339,872      $    339,607      $    373,151
All State Corp                                         7.200%      12/1/2009          1,199,549         1,373,819         1,391,149
AOL Time Warner Inc.                                   6.125%      4/15/2006            379,857           378,790           392,191
AT&T Wireless Services Inc.                            7.875%       3/1/2011            799,699           747,719           803,697
Atlantic Richfield Co.                                 5.900%      4/15/2009          1,869,296         1,838,397         2,080,918
AXA Financial Inc.                                     7.750%       8/1/2010          1,629,387         1,732,902         1,843,726
Bank of America                                        7.125%      9/15/2006          1,439,458         1,531,260         1,641,734
Bayerische Landesbank                                  5.875%      12/1/2008          1,529,424         1,485,377         1,659,230
Bellsouth Corp.                                        5.000%     10/15/2006            249,906           250,301           266,834
Boeing Capital Corporation                             6.100%       3/1/2011            384,855           375,084           399,062
Boeing Capital Corporation                             6.500%      2/15/2012            399,850           429,766           426,324
Bristol Myers Squibb Co.                               4.750%      10/1/2006            199,925           199,431           210,814
British Telecommunications Plc                         8.125%     12/15/2010            719,729           759,314           862,882
Burlington Northern Santa Fe                           7.125%     12/15/2010          1,819,315         1,828,630         2,099,133
Capital One Bank                                       6.875%       2/1/2006            839,684           797,700           812,354
Capital One Master Tr                                  4.900%      3/15/2010            949,643           949,244           994,004
*Cit Group Inc.                                        7.375%       4/2/2007            924,652           955,129         1,008,064
Comcast Cable Communications                           6.375%      1/30/2006            799,699           768,711           836,718
Comcast Cable Communications                           6.750%      1/30/2011            384,855           376,912           400,436
Comcast Cable Communications Inc.                      6.875%      6/15/2009            899,661           896,881           957,143
Conagra, Inc.                                          6.000%      9/15/2006          1,919,278         1,911,716         2,100,175
Continental Airlines Pass Through Trust                7.918%       5/1/2010            449,831           395,851           399,634
Cox Communications Inc., new                           7.750%      11/1/2010            499,812           547,464           569,263
Credit Suisse First Boston USA                         6.125%     11/15/2011            574,784           569,013           599,723
CSX Corp.                                              6.250%     10/15/2008          1,819,315         1,814,530         2,022,946
DaimlerChrysler NA Holdings                            6.400%      5/15/2006            499,812           513,562           538,777
Devon Financing Corp. ULC                              6.875%      9/30/2011            249,906           248,991           278,359
Discover  Card Maser Tr. I                             5.300%     11/16/2006          1,529,424         1,527,826         1,603,101
EOP Oper. Ltd. Partnership                             6.800%      1/15/2009          1,679,368         1,650,416         1,821,411
ERAC USA Financing Co.                                 8.000%      1/15/2011            949,643           965,739         1,091,942
Federal National Mortgage Association                  7.000%     12/25/2041          2,963,869         3,094,927         3,178,749
Fedex Corp                                             6.875%      2/15/2006          1,439,458         1,454,846         1,597,489
Ford Motor Car Corp.                                   7.375%     10/28/2009          1,984,253         2,034,956         1,966,121
Ford Motor Car Corp.                                   6.875%       2/1/2006          1,899,285         1,864,984         1,902,613
France Telecom SA                                      8.700%       3/1/2006            384,855           384,674           421,364
General Electric Cap Corp.                             8.850%       4/1/2005          1,274,520         1,423,550         1,449,223
General Electric Cap Corp.                             5.875%      2/15/2012          1,699,360         1,814,509         1,816,764
General Mills Inc.                                     5.125%      2/15/2007          1,049,605         1,045,784         1,115,134
General Motors Acceptance Corp.                        6.750%      1/15/2006          2,499,059         2,562,914         2,588,078

                             CITIGROUP 401(k) PLAN                    SCHEDULE 1

          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2002


IDENTITY OF ISSUE                                                   MATURITY        NUMBER OF                         MARKET VALUE
STATE STREET BANK                                      RATE           DATE            SHARES           COST             12/31/02
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Group Inc.                               6.650%      5/15/2009          1,799,323      $  1,975,568      $  1,983,327
Goldman Sachs Group Inc.                               6.875%      1/15/2011            769,710           767,147           859,181
Household Finance Corp.                                7.200%      7/15/2006            839,684           875,790           908,486
Household Finance Corp.                                6.500%      1/24/2006            799,699           795,429           851,617
Household Finance Corp.                                5.750%      1/30/2007          1,699,360         1,688,603         1,778,576
International Business Machines                        5.375%       2/1/2009          1,439,458         1,360,086         1,554,904
International Paper Co.                                8.125%       7/8/2005            284,893           309,231           318,880
J.P. Morgan & Co. Inc.                                 6.700%      11/1/2007            399,850           428,295           439,181
J.P. Morgan & Co. Inc.                                 5.750%      2/25/2004            949,643           982,671           990,605
Kellogg Co.                                            6.000%       4/1/2006            949,643           935,123         1,029,349
Lehman Brothers Holdings Inc.                          7.250%     10/15/2003            949,643           990,734           989,793
Lehman Brothers Holdings Inc.                          8.250%      6/15/2007            204,923           238,495           240,865
Lehman Brothers Holdings Inc.                          7.000%       2/1/2008            394,851           442,447           446,402
Lockheed Martin Corp.                                  8.200%      12/1/2009            949,643         1,095,982         1,173,576
March and McLennan Cos. Inc.                           6.625%      6/15/2004          1,629,387         1,672,077         1,740,320
MBNA Master Card Tr. II                                5.800%     12/15/2005          1,439,458         1,463,296         1,473,099
Mellon Financial Co.                                   6.000%       3/1/2004          1,339,496         1,353,574         1,404,045
Merrill Lynch & Co. Inc.                               6.150%      1/26/2006            774,708           839,877           838,158
Morgan Stanley Group Inc.                              6.100%      4/15/2006          1,049,605         1,047,579         1,143,402
National Australia Bank, Ltd.                          8.600%      5/19/2010          1,579,406         1,767,497         1,991,777
National Rural Utils Coop Finance                      7.250%       3/1/2012          1,439,458         1,460,146         1,650,941
Nomura Asset Securities Corp.                         12.000%      3/15/2030          1,147,002         1,163,467         1,239,231
Norwest Financial Inc.                                 5.625%       2/3/2009          1,724,351         1,617,562         1,828,843
Pemex Financial Ltd.                                   7.330%      5/15/2012          1,439,458         1,476,049         1,629,308
Pfizer Inc.                                            3.625%      11/1/2004          1,679,368         1,694,096         1,730,987
Phillips Pete Co.                                      8.750%      5/25/2010          1,819,315         2,120,175         2,276,737
Progress Energy Inc.                                   7.100%       3/1/2011            699,737           761,097           771,177
PSEG Power LLC                                         7.750%      4/15/2011             84,968            84,756            90,131
Raytheon Co.                                           6.750%      8/15/2007          1,549,417         1,670,892         1,718,099
Royal KPN NV                                           8.000%      10/1/2010            499,812           532,341           585,317
Safeway, Inc.                                          6.500%       3/1/2011            479,819           491,772           522,353
SBC Communications Inc.                                5.750%       5/2/2006            849,680           914,332           921,488
Sears Roebuck Accep Corp.                              6.560%     11/20/2003            949,643           965,929           961,193
Sprint Cap Corporation                                 7.625%      1/30/2011            799,699           742,720           759,714
Toyota Motor Car Corp.                                 5.500%     12/15/2008          1,629,387         1,534,442         1,769,076
Unilever Capital                                       7.125%      11/1/2010            384,855           418,899           454,245
Union Pacific Corp                                     6.500%      4/15/2012          1,049,605         1,046,782         1,179,307
Verizon Global Funding Corp.                           7.250%      12/1/2010          1,799,323         1,948,834         2,044,988
Viacom, Inc.                                           7.700%      7/30/2010            349,868           368,947           415,659
Wachovia Corp.                                         6.250%       8/4/2008          1,149,567         1,244,556         1,273,988

                             CITIGROUP 401(k) PLAN                    SCHEDULE 1

          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2002


IDENTITY OF ISSUE                                                   MATURITY        NUMBER OF                         MARKET VALUE
STATE STREET BANK                                      RATE           DATE            SHARES           COST             12/31/02
------------------------------------------------------------------------------------------------------------------------------------
Wal Mart Stores Inc.                                   6.550%      8/10/2004          1,679,368      $  1,746,094      $  1,805,114
Washington Mutual Bank Fa                              6.875%      6/15/2011          1,049,605         1,085,271         1,176,902
Wells Fargo & Co., new                                 6.625%      7/15/2004          1,199,549         1,271,581         1,283,224
Weyerhauser Co.                                        6.750%      3/15/2012          1,349,492         1,417,270         1,471,401
                                                                                                     ------------      ------------
                                                                                                       92,648,737        98,235,396
                                                                                                     ------------      ------------

FOREIGN BONDS

British Columbia Province Canada                       5.375%     10/29/2008          1,579,406         1,512,565         1,738,774
Deutsche Telekom Int'l                                 1.000%      6/15/2010            999,624         1,110,322         1,151,301
Inter American Development Bank                        5.750%      2/26/2008          1,339,496         1,328,338         1,505,486
Italy Rep                                              5.625%      6/15/2012            949,643           948,626         1,040,548
Ontario Province Canada                                7.375%      1/27/2003            479,819           499,396           481,515
United Mexican States                                  8.380%      1/14/2011          1,899,285         2,031,096         2,146,192
                                                                                                     ------------      ------------
                                                                                                        7,430,343         8,063,816
                                                                                                     ------------      ------------

MUTUAL FUNDS & COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND

*Daily Emerging Markets Series A                                                         51,962           327,504            322,739
*Russell 2000 Index SL Fund                                                              26,299           342,238            314,984
*Daily EAFE SL Series A                                                                 108,622         1,071,539            967,167
*Passive Bond Market Index                                                              431,120         5,956,220          6,388,773
*S&P 500 Flagship Series A                                                               15,311         2,636,107          2,372,305

MODERATE FOCUS FUND

*Daily Emerging Markets Series A                                                      1,304,995         8,612,039          8,105,321
*Russell 2000 Index SL Fund                                                             660,492         9,748,561          7,910,717
*Daily EAFE SL Series A                                                               2,726,824        30,709,076         24,279,645
*Passive Bond Market Index                                                            3,607,105        47,023,440         53,453,686
*S&P 500 Flagship Series A                                                              381,625        75,747,343         59,128,618

AGGRESSIVE FOCUS FUND

*Daily Emerging Markets Series A                                                        351,991         2,335,620          2,186,219
*Russell 2000 Index SL Fund                                                             178,180         2,623,029          2,134,060
*Daily EAFE SL Series A                                                                 735,932         8,183,840          6,552,740
*Passive Bond Market Index                                                              324,543         4,302,297          4,809,409
*S&P 500 Flagship Series A                                                              103,096        20,299,179         15,973,657

Euro Pacific Growth Fund                                                              4,230,750       112,467,125         97,180,335
Dimensional Investment Group, Inc.                                                    1,272,068         9,186,812          8,535,579
Dimensional Investment Group, Inc.                                                   10,751,315        87,798,802         78,484,600
Delaware Bankers Trust Index 500 Fund                                                72,273,579       752,735,792        586,396,237

                             CITIGROUP 401(k) PLAN                    SCHEDULE 1

          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2002


IDENTITY OF ISSUE                                                   MATURITY        NUMBER OF                         MARKET VALUE
STATE STREET BANK                                      RATE           DATE            SHARES           COST             12/31/02
------------------------------------------------------------------------------------------------------------------------------------
*Salomon Brothers Service Funds High Yield Bond Fund                                  5,941,232       $43,422,453        $42,895,696
*Salomon Brothers Investors Funds                                                     3,061,533        57,557,450         44,882,081
*Salomon Brothers Capital Fund Inc.                                                   5,333,102       135,388,906        101,755,583
*Salomon Brothers Institutional Money Market Fund                                    42,514,577        42,514,577         42,514,577
*Smith Barney Aggressive Growth Fund                                                  5,110,326       513,941,460        335,032,984
*Smith Barney Appreciation Fund                                                      26,091,695       364,617,442        291,183,313
*Smith Barney Income Funds                                                            4,360,374        28,736,870         28,124,414
*Smith Barney Investor Funds Government Securities                                   11,323,538       108,885,567        114,028,026
*Smith Barney World Funds Inc.                                                        6,309,825        64,160,787         63,287,545
*Smith Barney Large Cap Growth Fund                                                   7,748,816       157,301,357        116,929,639
*Smith Barney Large Cap Value Fund                                                    9,750,138       160,957,814        112,516,595
*Smith Barney Money Funds Cash Portfolio Fund                                       373,316,402       373,316,402        373,316,402
*SSGA Russell Index Fund 2000                                                        14,954,857       226,152,436        179,114,328
Templeton Developing Markets Fund                                                     2,853,887        28,756,945         28,538,870
Van Kampen American Cap Comstock Fund                                                   960,634        16,749,518         11,854,220
Van Kampen American Cap Emerging Growth Fund                                          4,074,753       196,726,317        115,152,530
Van Kampen American Cap Enterprise Fund                                               3,188,312        44,307,067         30,097,667
Van Kampen American Cap Government Securities Fund                                      345,226         3,483,416          3,687,017
                                                                                                    -------------      ------------
                                                                                                    3,749,083,347      3,000,408,278
                                                                                                    -------------      -------------

GUARANTEED INVESTMENT CONTRACTS***

AIG Life Companies                                      5 630%    01/01/2004          3,896,498         3,896,498          3,896,498
AUSA Life Insurance Companies                           4.910%    01/07/2006         34,770,210       234,770,210         34,770,210
John Hancock                                            7.300%    10/01/2003          3,268,586         3,268,586          3,268,586
John Hancock                                            6.140%    01/02/2003            810,895           810,895            810,895
John Hancock                                            6.330%    01/02/2003            485,466           485,466            485,466
Monumental Life Insurance                               4.650%    12/15/2005         55,474,796        55,474,796         55,474,796
MetLife Insurance Company                               4.710%    11/30/2009         16,005,289        16,005,289        16,005,289
MetLife Insurance Company                               7.310%    07/05/2022          1,035,866         1,035,866         1,035,866
MetLife Insurance Company                               3.350%    06/30/2006         57,229,297        57,229,297        57,229,297
New York Life Insurance                                 4.130%    11/30/2007          7,999,618         7,999,618         7,999,618
Principal Capital Management                            5.100%    07/01/2006         47,288,269        47,288,269        47,288,269
Principal Capital Management                            4.050%    04/01/2004         15,611,917        15,611,917        15,611,917
*Travelers Life Insurance Gr. 16878-2                   6.450%    12/31/2049        424,269,972       424,269,972       424,269,972

                             CITIGROUP 401(k) PLAN                    SCHEDULE 1

          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2002


IDENTITY OF ISSUE                                                   MATURITY        NUMBER OF                         MARKET VALUE
STATE STREET BANK                                      RATE           DATE            SHARES           COST             12/31/02
------------------------------------------------------------------------------------------------------------------------------------
*Travelers Life Insurance Gr. 16878                     6.000%    01/01/2099        386,719,972      $386,719,972       $386,719,972
*Travelers Life Insurance Gr. 16958                     5.960%    01/01/2099          1,005,053         1,005,053          1,005,053
*Travelers Life Insurance Gr. 17104                     5.360%    01/01/2099         43,590,266        43,590,266         43,590,266
*Travelers Life Insurance Gr. 17449                     6.940%    01/01/2004         53,590,266        53,590,266         53,590,266
*Travelers Life Insurance Gr. 17653                     7.350%    01/01/2005         51,077,289        51,077,289         51,077,289
*Travelers Life Insurance Gr. 8                         5.200%    01/01/2099        161,777,793       161,777,793        161,777,793
*Travelers Life and Annuity - 12.31.03                  5.100%    12/31/2003          5,780,360         5,780,360          5,780,360
*Travelers Life and Annuity - 01.01.04                  6.940%    01/01/2004          7,948,137         7,948,137          7,948,137
*Travelers Life and Annuity - 01.01.06                  7.100%    01/01/2006          6,534,800         6,534,800          6,534,800
*Travelers Life and Annuity - 02.06.07                  5.000%    02/06/2007          6,969,321         6,969,321          6,969,321
                                                                                                    -------------      -------------
                                                                                                    1,393,235,834      1,393,235,834
                                                                                                    =============      =============
Universal Life Insurance Contract                                                                          88,299             88,299
                                                                                                   --------------     --------------
* Participant Loans 33,138 Loans                                  5.25% to 5.75% Interest**           203,742,386        203,742,386
                                                                                                   --------------     --------------
TOTAL                                                                                              $7,309,754,092     $8,361,262,919
                                                                                                   ==============     ==============

* PARTIES IN INTEREST EXEMPT UNDER ERISA REGULATIONS. SEE NOTE 6 TO FINANCIAL STATEMENTS.

** THE INTEREST RATE ON LOANS TO PARTICIPANTS EQUALS ONE PERCENTAGE POINT ABOVE THE PRIME RATE PUBLISHED IN THE WALL STREET JOURNAL FOR THE FIRST BUSINESS DAY OF THE MONTH IN WHICH THE LOAN APPLICATION IS RECEIVED.

*** THE INTEREST RATES OF THE GUARANTEED INVESTMENT CONTRACTS RANGE FROM 3.35% TO 7.35%.



SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                                                                     SCHEDULE II

                              CITIGROUP 401(k) PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                     DURING THE YEAR ENDED DECEMBER 31, 2002

A. Series of Transactions with Respect to Securities of the Same Issue Aggregating over 5% (or $578,610,358) of Current Value (or
      $11,572,207,160) of Plan Assets at the Beginning of the Year:



------------------------------------------------------------------------------------------------------------------------------
                                              PURCHASE             SELLING      EXPENSE WITH       COST            5500 GAIN
                                               PRICE                PRICE          TRADE         OF ASSET             (LOSS)
------------------------------------------------------------------------------------------------------------------------------
Delaware Bankers Trust Index 500 CEBT       $849,876,677                                     $  849,876,677
                                                               $   78,652,703        0           97,065,140       $(18,412,437)

         No. Of Transactions                           1                    2

Citigroup Stock Fund                         157,897,008                                        157,897,008
                                                                  755,608,092        0        1,052,117,178       (296,509,086)

         No. Of Transactions                          22                  279


See Independent Auditor's Report.

                                                                     SCHEDULE II

                              CITIGROUP 401(k) PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                     DURING THE YEAR ENDED DECEMBER 31, 2002

B. Transactions with Same Person involved in an individual transaction aggregating over 5% (or $578,610,358) of Current Value (or
      $11,572,207,160) of Plan Assets at the Beginning of the Year: NONE

C. Single Transactions 5% (or $578,610,358) of Current Value (or $11,572,207,160) of Plan Assets at the Beginning of the Year:


---------------------------------------------------------------------------------------------------------------------------
                                                   PURCHASE      SELLING    EXPENSE WITH     5500 COST           NET GAIN
                                                     PRICE        PRICE        TRADE         OF ASSET             (LOSS)
---------------------------------------------------------------------------------------------------------------------------
Citigroup Stock Fund                                   0
                                                               $480,509,998        0       $709,127,720       $(228,617,722)

         No. Of Transactions                           0                  1

  Amvescap Trust Index 500 CEBT                        0
                                                                849,876,677        0        849,876,677

         No. Of Transactions                           0                  1

Delaware Bankers Trust Index 500 CEBT       $849,876,677
                                                                          0        0        849,876,677

         No. Of Transactions                           1                  0



See Independent Auditor's Report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                 CITIGROUP 401(k) PLAN

Date: June 30, 2003

                                 By:   /s/ Michael E. Schlein
                                    --------------------------------------
                                      Michael E. Schlein
                                      Senior Vice President for
                                      Global Corporate Affairs, Human Resources,
                                      and Business Practices

                                  EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------

23.01             Consent of KPMG LLP, Independent Auditors.

99.01 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.